

April 17, 2024

Jing Yuan
Chief Financial Officer
ZEEKR Intelligent Technology Holding Ltd
No. 1388 Minshan Road
Xinqi Street, Beilun District
Ningbo, Zhejiang
People's Republic of China

> **Re: ZEEKR Intelligent Technology Holding Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed on April 12, 2024**
> **File No. 333-275427**

Dear Jing Yuan:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 27, 2024 letter.

Form F-1/A filed April 12, 2024

Capitalization, page 82

1. We note your response to our comment number 1; however, your Consolidated Balance Sheet for the year ended December 31, 2023 (on page F-4) indicates notes payable of US$ 775,355 and amounts due to related parties of US$ 2,303,681. It is not clear why the aforementioned indebtedness is not included in the Capitalization table. Please refer to Part I, Item 3 (B) and the related instructions to Form 20-F and revise as necessary.

Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Li He